Exhibit 99.1

News Release

May 10, 2016

Foamix Reports First Quarter 2016 Financial Results and Provides Business Update

Conference Call and Webcast on Tuesday, May 10, 2016 at 8:00am Eastern / 5:00am Pacific

Rehovot, Israel May 10, 2016 – Foamix Pharmaceuticals Ltd. (NASDAQ: FOMX) (“Foamix Pharmaceuticals”), a clinical stage specialty pharmaceutical company focused on developing and commercializing proprietary topical foams to address unmet needs in dermatology, announces financial results for the three months ended March 31, 2016.

Clinical, business and corporate developments for the first quarter ended March 31, 2016 and to date:

•	Foamix commenced the Phase 3 trial for lead drug candidate FMX101 in patients with moderate to severe acne. The first patient was enrolled in the trial on May 6th, 2016.

•
Completed enrollment, ahead of schedule, in the FMX103 Phase 2 clinical trial for the treatment of papulopustular rosacea. The trial is a double-blind, randomized placebo-controlled trial encompassing 233 patients, conducted in 18 sites throughout Germany. The Company expects to publish the results of this trial before year end.

•	Foamix intends to conduct a phototoxicity study later this year in support of the clinical development program for FMX102, the Company’s minocycline foam for the treatment of impetigo.

•
The Company continues to formulate plans for further clinical development of FDX104, its novel topical doxycycline foam formulation for treatment of the acne-like rash that afflicts cancer patients receiving epidermal growth factor receptor inhibitor (EGFRI) treatments such as Erbitux® and Vectibix®.  Positive Phase 2 clinical results with FDX104 were announced in December, 2015.

•
U.S. Sales of Finacea® Foam, azelaic acid 15%, continue to grow. The royalty payment from Bayer HealthCare AG for Finacea® Foam for Q1, 2016 was $682,000, up 170% from the fourth quarter of 2015.  Finacea® Foam was developed as part of a research and development collaboration between Foamix and Bayer, utilizing Foamix's proprietary foam technology platform. The drug was launched by Bayer in the USA in September, 2015.

Financial highlights for the first quarter ended March 31, 2016:

•
Total revenues were $745,000 compared with $448,000 for the three months ended March 31, 2015. Revenues for the three months ended March 31, 2016, included mostly royalty payments, in the amount of $682,000, from Bayer HealthCare AG for the sales of Finacea® Foam. Revenues for the three months ended March 31, 2015 included payments for development projects with other customers.

•
Research and development expenses were $3.6 million, compared with $2.1 million in the three months ended March 31, 2015. The increase in research and development expenses relates to the Company’s efforts and preparation towards the launch of the Phase 3 clinical trial for FMX101, its lead product candidate for treatment of moderate-to-severe acne, and ongoing clinical trial for FMX103, the Company’s lead product candidate for treatment of papulopustular rosacea.

•
Selling, general and administrative expenses were $1.7 million, compared with $1.4 million in the three months ended March 31, 2015. The increase in selling, general and administrative expenses resulted primarily from an increase in payroll and payroll-related expenses, and also from an increase in rent, office maintenance and office expenses;

•	Operating expenses totaled $5.3 million, compared with $3.5 million in the three months ended March 31, 2015.

•	Net loss was $4.5 million or $0.15 per share, basic and diluted, compared with a loss of $3.1 million or $0.14 per share, basic and diluted, for the three months ended March 31, 2015.

•	Cash, cash equivalents, short and long-term investments as of March 31, 2016 totaled $96.8 million, compared with approximately $103.8 million as of December 31, 2015.

Management Overview

During Q1, 2016 we continued to advance our pipeline of clinical-stage product candidates, including FMX101 for the treatment of moderate-to-severe acne, FMX103 for the treatment of papulopustlar rosacea, FMX102 for the treatment of impetigo, and FDX104 for the management of chemotherapy induced acneiform rash.
Regarding FMX101, we have recently commenced our Phase 3 clinical trial for moderate-to-severe acne vulgaris. The first patient was enrolled on May 6th, 2016

The Phase 3 program consists of two multi-center trials that are each planned to enroll approximately 450 patients with moderate-to-severe acne, first into a 12-week double-blind, vehicle-controlled phase, to be followed by 9 months of open-label treatment with the active 4% foam to evaluate the safety of intermittent use of FMX101. Both trials will be conducted at multiple sites throughout the United States. Patients will be treated once daily for 12 weeks in the initial double-blind portion of the studies.

The primary efficacy endpoints are (1) the proportion of patients achieving success at week 12 with Investigator’s Global Assessment (a score of “clear” or “almost clear” and improvement by at least 2 categories from baseline) and (2) the mean change from baseline in inflammatory lesion counts in each treatment group at week 12. Safety evaluation will include reported adverse events, assessments of tolerability, clinical laboratory tests and vital signs.

We expect to report top-line results from the blinded part of these clinical trials in the first half of 2017.

FMX101 has the potential to be the first clinically-viable topical formulation of minocycline. We are pursuing the development of FMX101 in the U.S. under the FDA’s abbreviated 505(b)(2) pathway.

FMX103, for the treatment of moderate-to-severe papulopustular rosacea, has the same active ingredient, minocycline, as our lead candidate, FMX101, for acne.  Based on the positive clinical data we have generated in acne and the dermatological similarities between rosacea lesions and inflammatory acne lesions, we believe FMX103 can be a safe and effective topical treatment for rosacea. FMX103 has the potential to offer significant advantages over the current standard of care.

We recently announced the completion of patient enrollment in our Phase 2 trial of FMX103.  This trial is a double-blind, randomized, placebo-controlled trial in which 233 patients have been enrolled in 18 sites throughout Germany.  Patients are randomized to receive FMX103 (3% minocycline foam), FMX103 (1.5% minocycline foam) or vehicle foam, once daily over 12 weeks, followed up by a 4-week post-treatment evaluation. The primary endpoints are safety, tolerability and efficacy.  We expect to receive the results of this study later this year.

We expect to develop FMX103 in the U.S. under the FDA’s 505(b)(2) regulatory pathway.

With respect to the clinical development plan of FMX102 for the treatment of impetigo, we plan to conduct a phototoxicity study later this year, which, along with other standard dermatological safety studies, will be needed for the filing of a new drug application for such product. We intend to conduct this study with the 4% concentration of minocycline foam used in our acne program for FMX101.

FDX104 (4% doxycycline foam) is our novel topical foam formulation of doxycycline for the management of the acne-like rash that afflicts cancer patients taking epidermal growth factor receptor inhibitors (EGFRI) such as Erbitux® and Vectibix®. A Phase 2 trial with FDX104 in cancer patients was successfully completed last year.  We are continuing to formulate our plans for further clinical development, including toxicology studies as well as a MUSE/Bridge study for our doxycycline foam product.  We will provide further updates in our next earnings call.

In addition to our internal drug development pipeline, we have development and license agreements relating to our proprietary foam technology with pharmaceutical companies, including Bayer Healthcare, Merz, Allergan and Prestium, which are in various stages of development and commercialization. Our license agreements with these licensees entitle us to various development fees, milestone payments and royalties upon commercialization.

In September 2015, Bayer Healthcare began selling Finacea® Foam (azelaic acid 15%) in the U.S.  Finacea® foam is a prescription foam product which was developed as part of a research and development collaboration between Foamix and Bayer, utilizing Foamix's proprietary foam technology platform. The drug was launched by Bayer in the U.S. in September, 2015. According to our license agreement with Bayer, we are entitled to royalties and certain milestone payments upon commercialization of Finacea Foam. For the three months ended March 31, 2016, we were entitled to royalties from Bayer Healthcare in an amount of $682,000, up 170% from the fourth quarter of 2015, based on Bayer’s net sales of Finacea® Foam during such period. Under our agreement with Bayer, we will be receiving these royalties on a one quarter lag basis. As expected, we continue to see growth in the royalties from Bayer, quarter over quarter.

First Quarter Financial Results

Revenues
Total revenues for the three months ended March 31, 2016 were $745,000 compared with $448,000 for the three months ended March 31, 2015. Revenues for the three months ended March 31, 2016, included mostly royalty payments, in the amount of $682,000, from Bayer HealthCare AG for the sales of Finacea® Foam. Revenues for the three months ended March 31, 2015 included payments for development projects with other customers.

Operating Expenses

Our operating expenses for the three months ended March 31, 2016 and 2015 were as follows:

Research and Development Expenses
Research and development expenses increased by $1.5 million, or 71%, from $2.1 million in the three months ended March 31, 2015 to $3.6 million in the three months ended March 31, 2016. The increase in research and development expenses resulted primarily from an increase of $1.0 million in costs relating to the preparation of the FMX101 clinical trial and the ongoing expenses of the FMX103 clinical trial; an increase of $250,000 in payroll and related expenses due to an increase in the number of R&D employees, increase in payroll and other payroll-related expenses (including bonuses and stock based compensation); and an increase of $168,000 in advisory and consulting expenses.

Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by $338,000, or 24%, from $1.4 million in the three months ended March 31, 2015 to $1.7 million in the three months ended March 31, 2016. The increase in selling, general and administrative expenses resulted primarily from an increase of $284,000 in payroll and other payroll-related expenses (including bonus and stock based compensation); and an increase of $31,000 in rent, office maintenance and office expenses;

Finance Income (expenses), net
For the three months ended March 31, 2016 we recorded financial income of $174,000 as opposed to financial expenses of $17,000 recorded for the three months ended March 31, 2015. The financial income in the three months ended March 31, 2016 relates mostly to interest and financial gains from our cash investments, whereas the financial expenses in the three months ended March 31, 2015 resulted mostly from losses related to the sale of marketable securities.

Net Loss
For the three months ended March 31, 2016 we recorded a loss of $4.5 million or $0.15 per share, basic and diluted, compared with a loss of $3.1 million or $0.14 per share, basic and diluted, for the three months ended March 31, 2015.

Liquidity and Capital Resources
As of March 31, 2016 we had cash, cash equivalents, short and long-term investments of $96.8 million, compared with $103.8 million as of December 31, 2015. The decrease was mostly due to operating expenses primarily relating to the clinical trials. During the three months ended March 31, 2016 we used $7.0 million in cash in our operations compared to $1.9 million used in operating activities in the three months ended March 31, 2015.

Conference Call
Our management will host an investment community conference call on May 10, 2016 at 8:00 a.m. Eastern / 5:00 a.m. Pacific / 3:00 p.m. Israel to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing Domestic: 888-505-4368; International: 719-325-2432, Conference ID: 7014692.  Webcast:  http://public.viavid.com/index.php?id=119341

A replay of the call will be accessible two hours after its completion through May 24, 2016 by dialing Domestic: 877-870-5176; International: 858-384-5517; Passcode: 7014692. The call will also be archived for 90 days at www.streetevents.com and www.foamixpharma.com.

About Foamix
Foamix is a specialty pharmaceutical company focused on the development and commercialization of proprietary, innovative and differentiated topical drugs for dermatological therapy. Our clinical stage product candidates include FMX101, our novel minocycline foam for the treatment of moderate-to-severe acne, FMX102 for the treatment of impetigo, FMX 103 for the treatment of rosacea and FDX104, our doxycycline foam for the management of acne-like rash induced by EGFRI anticancer drugs.

In addition, we have development and license agreements relating to our technology with various pharmaceutical companies including Bayer HealthCare, Merz, Allergan and Prestium.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions, expectations, forecasts, beliefs or intentions related to financial results, commercial results, timing and results of clinical trials and U.S. FDA and other regulatory agencies authorizations.  Forward-looking statements are based on our current knowledge and our present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors including, but not limited to, unexpected delays, excess costs or unfavorable results of clinical trials, delays or denial in the U.S. FDA approval process, additional competition in the acne market, denial of reimbursement by third party payors or inability to raise additional capital. We discuss many of these risks in greater detail under the heading “Risk Factors” in our most recent Annual Report on Form 20-F (File No. 161477078) filed on March 7, 2016, and elsewhere in that Annual Report. Although we believe these forward-looking statements are reasonable, they speak only as of the date of this announcement and Foamix undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law. Given these risks and uncertainties, you should not rely upon forward-looking statements as predictions of future events.

Erbitux® is a registered trademark of Eli Lilly and Company. Vectibix® is a registered trademark of Amgen Inc. Finacea® is a regrested trademark of Bayer Healthcare.

Contact:	U.S. Investor Relations
Ilan Hadar, CFO Foamix Pharmaceuticals Ltd. +972-8-9316233 ilan.hadar@foamixpharma.com	Michael Rice LifeSci Advisors, LLC 646-597-6979 mrice@lifesciadvisors.com

FOAMIX PHARMACEUTICALS LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)
	March 31,	December 31,
	2016	2015
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$19,102	$18,795
Short term bank deposits	13,041	13,107
Investment in marketable securities	25,016	23,693
Restricted investment in marketable securities	797	769
Accounts receivable:
Trade	722	314
Other	2,409	471
TOTAL CURRENT ASSETS	61,087	57,149

NON-CURRENT ASSETS:
Investment in marketable securities	23,648	32,285
Investment in long term bank deposits	15,179	15,130
Property and equipment, net	731	646
Other	35	35
TOTAL NON-CURRENT ASSETS	39,593	48,096

TOTAL ASSETS	$100,680	$105,245

FOAMIX PHARMACEUTICALS LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	March 31,	December 31,
	2016	2015
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Current maturities of bank borrowing	$32	$31
Accounts payable and accruals:
Trade	1,015	1,353
Deferred revenues	-	29
Other	1,703	2,169
Loan from the BIRD foundation	476	476
TOTA L CURRENT LIABILITIES	3,226	4,058

LONG-TERM LIABILITIES:
Bank borrowing	12	20
Liability for employee severance benefits	387	365
TOTAL LONG-TERM LIABILITIES	399	385
TOTAL LIABILITIES	3,625	4,443
COMMITMENTS
SHAREHOLDERS' EQUITY:
Ordinary Shares, NIS 0.16 par value - authorized: 50,000,000 Ordinary Shares as of March 31, 2016 and December 31, 2015; issued and outstanding: 30,657,134 and 30,639,134 Ordinary Shares as of March 31, 2016 and December 31, 2015, respectively	1,284	1,284
Additional paid-in capital	146,411	145,878
Accumulated deficit	(50,738)	(46,230)
Accumulated other comprehensive income (loss)	98	(130)
TOTAL SHAREHOLDERS' EQUITY	97,055	100,802
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$100,680	$105,245

FOAMIX PHARMACEUTICALS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)
(Unaudited)

	Three months ended March 31,
	2016	2015
REVENUES	$745	$448
COST OF REVENUES	31	23
GROSS PROFIT	714	425
OPERATING EXPENSES:
Research and development	3,566	2,120
Selling, general and administrative	1,710	1,372
TOTAL OPERATING EXPENSES	5,276	3,492
OPERATING LOSS	4,562	3,067
FINANCE EXPENSES (INCOME), net	(174)	17
LOSS BEFORE INCOME TAX	4,388	3,084
INCOME TAX	120	1
NET LOSS FOR THE PERIOD	$4,508	$3,085

LOSS PER SHARE BASIC AND DILUTED	$0.15	$0.14

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE IN THOUSANDS	30,654	22,503

FOAMIX PHARMACEUTICALS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
 (U.S. dollars in thousands)
(Unaudited)

	Three months ended March 31,
	2016	2015
NET LOSS	$4,508	$3,085
OTHER COMPREHENSIVE INCOME:
Net unrealized gains from marketable securities	(156)	(18)
Gains (losses) on marketable securities reclassified into net loss	2	(67)
Net unrealized losses (gains) on derivative financial instruments	(78)	15
Gains on derivative financial instruments reclassified into net loss	4	-
TOTAL OTHER COMPREHENSIVE INCOME	(228)	(70)
TOTAL COMPREHENSIVE LOSS	$4,280	$3,015

	Three months ended March 31,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(4,508)	$(3,085)
Adjustments required to reconcile loss to net cash used in operating activities:
Depreciation and amortization	30	17
Changes in marketable securities, net	(2)	67
Changes in accrued liability for employee severance benefits, net of retirement fund profit	22	(7)
Share-based compensation	533	152
Non cash finance income, net	2	(24)
Changes in operating asset and liabilities:
Increase in trade and other receivable	(2,346)	(177)
Increase (decrease) in accounts payable and accruals	(759)	1,150
Net cash used in operating activities	(7,028)	(1,907)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(115)	(86)
Investment in bank deposits	(13,000)	(13,000)
Investment in marketable securities	(700)	(20,039)
Proceeds from sale and maturity of marketable securities and bank deposits	21,149	1,943
Net cash provided by (used in) investing activities	7,334	(31,182)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of options	-	259
Payments in respect of bank borrowings	(8)	(9)
Net cash provided (used in) by financing activities	(8)	250
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	298	(32,839)
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	9	(6)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	18,795	43,008
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	$19,102	$10,163
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION -
Cash paid for taxes	$91	-